Eric Blanchard +1 212 479 6565 eblanchard@cooley.com	Via EDGAR and Overnight Courier

May 18, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Scott Stringer

Rufus Decker

Charlie Guidry

Erin Jaskot

Re:	Xometry, Inc.

Draft Registration Statement on Form S-1

Submitted April 14, 2021

CIK: 0001657573

Ladies and Gentlemen:

On behalf of Xometry, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated May 12, 2021 with respect to the Company’s Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on April 14, 2021. The Company is concurrently and confidentially submitting an amended Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which includes changes that reflect the responses to the Comments as well as certain other updates to the Amended Draft Registration Statement.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Draft Registration Statement. Capitalized terms used but not otherwise defined in this letter have the meanings assigned to them in the Amended Draft Registration Statement.

Our Company, page 1

1.

Please update this section to provide investors with disclosure similar to that contained in your description of your business model on page 93 where you state that you “concluded that we are principal in the sale of part(s) and assemblies that use our network of third-party manufacturers....” Please ensure that the disclosure in this section clarifies that transactions occur between you and the buyer, as opposed to between the buyer and seller, and fully explains the liability and risks that you take on in connection with each order.

In response to the Staff’s comment, the Company has included the description from page 100 on page 2 of the Amended Draft Registration Statement.

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United States Securities and Exchange Commission

May 18, 2021

Page Two

2.	Please indicate whether your reference to 43,000 buyers and 5,000 sellers is to unique buyers and sellers.

In response to the Staff’s comment, the Company has revised the reference to the 43,000 buyers and 5,000 sellers on pages 2, 93, and 100 of the Amended Draft Registration Statement to make clear that these numbers reference unique buyers and sellers.

3.	So that investors can better understand the significance of 40% of active sellers using seller services, please disclose the revenue generated by seller services in 2020.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 7, 92 and 112 of the Amended Draft Registration Statement to reference that revenue from the Company’s seller services was approximately five percent of the Company’s total revenue for the year ended December 31, 2020.

4.	Please disclose the measure by which you are the largest on-demand manufacturing marketplace (ex: revenues, number of buyers, etc.).

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 7, 93 and 103 of the Amended Draft Registration Statement to reference the Company’s revenue as the measure by which the Company is the largest on-demand manufacturing marketplace.

Our Opportunity, page 3

5.	Please provide a basis for your estimated $260 billion market opportunity.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 96 of the Amended Draft Registration Statement to make clear that the estimated $260 billion dollar market opportunity is based on (1) independent industry publications, (2) other publicly available information, and (3) other information from the Company’s internal sources.

Use of Proceeds, page 59

6.

In this section you disclose that you may use a portion of the proceeds of this offering to pay debt, but in the Liquidity and Capital Resources section, you indicate that you will use proceeds to repay all or a portion of the amount owed under your Amended Loan and Security Agreement. Please revise this section to clarify your intent to pay all or a portion of the Amended Loan and Security Agreement with a portion of the proceeds. See Instruction No. 4 to Item 504 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 59 of the Amended Draft Registration Statement to reflect the Company’s intention to use a portion of the net proceeds to repay the amount owed under the Company’s Amended Loan and Security Agreement.

Dilution, page 63

7.	Please disclose your rationale for not deducting your mezzanine equity in arriving at your historical net tangible book value.

The Company acknowledges the Staff’s comment and has updated the disclosure to properly deduct mezzanine equity in arriving at historical net tangible book value.

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United States Securities and Exchange Commission

May 18, 2021

Page Three

Key Factors Affecting Our Performance, page 67

8.

We note your discussion of customer acquisition cost and buyer lifetime value. Please disclose the expenses included in “sales and marketing spend attributed to buyer acquisition” that is used in your calculation of CAC. Please also disclose how you calculate LTV, as the current reference to Monte Carlo simulations of Markov chain stochastic models is unclear. Please describe the calculations so that investors understand the significance of the LTV/CAC ratio you present. Please also disclose how you calculated the ratio for the year ended December 31, 2020, and whether this ratio is comparable to the ratio for prior years.

In response to the Staff’s comment, the Company has revised the disclosure on page 68 of the Amended Draft Registration Statement to disclose the expenses included in the “sales and marketing spend attributed to buyer acquisition” for the Company’s calculation of CAC. Further, the Company clarified its calculation of LTV so that investors can understand the significance of the LTV/CAC ratio that is presented.

9.

Please disclose what it means where you provide the number of sellers that have used your platform during the last twelve months, as it is unclear what “used” refers to in this context. Please also clarify whether you include sellers that are approved to manufacture a product as well as sellers that have used your seller services, as we note your definition of “seller” on page 1 includes both. If so, please indicate whether a seller that falls within both categories is counted twice, and indicate the percentage of sellers using seller services that are included in the numbers for December 31, 2019 and 2020. We note in particular that you launched seller services in 2019 and 2020.

The Company acknowledges the Staff’s comment and has revised the disclosure to make clear that “Active Sellers” refers to the number of sellers that have used the Company’s platform at least once during the last twelve months to accept a manufacturing opportunity or buy tools or supplies.

10.	Please define the term “active sellers” and explain how it differs from your use of the term “sellers.”

In response to the Staff’s comment, the Company has revised the disclosure on page 69 of the Amended Draft Registration Statement to include how the Company defines active sellers, which is based on users that have used the Company’s platform at least once during the last twelve months to accept a manufacturing opportunity or buy tools or supplies.

Certain Relationships and Related Party Transactions, page 121

11.	It appears that the table at the top of page 121 relates to the preferred stock financing section on the previous page. Please confirm.

In response to the Staff’s comment, the Company has revised the disclosure on page 135 of the Amended Draft Registration Statement to move the table under the Preferred Stock Financing heading.

Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

(k) Revenue, page F-10

12.

We reference that your revenue is diversified, generated from a broad mix of manufacturing processes and buyers come from several industries on page 65. Please explain to us how you considered the guidance in ASC 606-10-50-5 and 55-89 through 55-91 related to disaggregation of revenues and in ASC 280-10-50-40 related to information about products and services.

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May 18, 2021

Page Four

As noted on page 65, Sellers on the Company’s platform offer a variety of manufacturing processes to the Company’s customers. Decisions with respect to the manufacturing process are determined by the customer upon sale. In addition, the Company markets itself to a broad array of industries as noted; however, the Company does not focus its operations and organization around the industries in which it sells products. The Company strives to serve any industry that is willing to use the Company’s platform to source manufacturing opportunities.

When considering the guidance of ASC 606-10-50-5 and ASC 6060-10-55-89 through 55-91, the Company does not report process or industry information in other disclosures outside the financial statements to the chief operating decision maker or other parties evaluating its financial performance. Additionally, management does not make resource allocation decisions based on disaggregated information with respect to processes offered to the Company’s customers or industries served.

To more clearly explain the Company’s business, the Company has modified its disclosure on page 65 to be more consistent with its revenue recognition policy as follows:

Our revenue is generated by the sale of part(s) and assemblies to our customers. The sellers on our platform offer a diversified mix of manufacturing processes. These manufacturing processes include CNC manufacturing, sheet metal manufacturing, 3D printing (including fused deposition modeling, direct metal laser sintering, PolyJet, stereolithography, selective laser sintering, binder jetting, carbon digital light synthesis and multi jet fusion), die casting, injection molding, urethane casting, as well as finishing services, rapid prototyping and high-volume production. We enable buyers to source these processes to meet complex and specific design and order needs across several industries, including Aerospace and Defense, Healthcare, Automotive, Consumer Goods, Industrial, Robotics, Government, and Education.

(15) Segments, page F-25

13.

We assume, based upon your disclosures, that your U.S. segment met the criteria in ASC 280-10-50-12 for both 2019 and 2020, but that your Europe segment only met the criteria for 2020. Please provide the required segment information for 2019 for your U.S. segment. Also, provide the required segment information for 2019 for your Europe segment or tell us in detail and disclose why it is impractical to present. Refer to ASC 280-10-50-17.

As noted in Footnote 14—Acquisitions, the Company acquired its operation in Europe on November 26, 2019. For the period between November 26, 2019 and December 31, 2019, the Company recognized approximately $0.1 million of revenue and a net loss of approximately $0.4 million related to its Europe segment. The Company believes the segment results of its U.S. reportable segment for 2019 would be substantially similar to the amounts reported on a consolidated basis.

The Company updated its disclosures to provide additional segment information for Europe in 2019 to provide additional context as follows:

(15) Segments

Xometry is organized in two segments referred to as the U.S. and Europe. Xometry’s operating segments are also the Company’s reportable segments. Xometry’s reportable segments, whose

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United States Securities and Exchange Commission

May 18, 2021

Page Five

products and offerings are generally the same, are managed separately based on geography. The accounting policies of the reportable segments are the same as those described in Note 2—Summary of Significant Accounting Policies. Xometry’s two segments are defined based on the reporting and review process used by the chief operating decision maker (“CODM”), the Chief Executive Officer. The Company evaluates the performance of the operating segments primarily based on revenues and segment “profits/loss” which is largely the results of the segment before income taxes. The Company has not allocated corporate overhead to the Europe segment. The Company’s CODM monitors assets of the consolidated company, but does not use assets by operating segment when assessing performance or making operating segment resource decisions. As of December 31, 2019, the Company only had one segment. For the year ended December 31, 2019, our Europe segment had revenue of approximately $0.1 million, a net loss of approximately $0.4 million, property and equipment of $42,000, depreciation and amortization of approximately $0.1 million and expenditures for property and equipment of $13,000.

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Cooley LLP    55 Hudson Yards    New York, NY    10001-2157

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United States Securities and Exchange Commission

May 18, 2021

Page Six

Please contact me at (212) 479-6565 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Eric Blanchard

Eric Blanchard

cc:	James Rallo, Xometry, Inc.

Laurence Zuriff, Xometry, Inc.

Kristie Scott, Xometry, Inc.

David Peinsipp, Cooley LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Cooley LLP    55 Hudson Yards    New York, NY    10001-2157

t: (212) 479-6000    f: (212) 479-6275    cooley.com